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                                  Exhibit 16.1
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May  27,  2003

Securities  and  Exchange  Commission
Washington,  D.C.  20549

To  whom  it  may  concern:

I was previously the principal accountant for Radix Marine, Inc. (formerly Modern Mfg Services, Inc.) (the "Company") for the period from June 30, 2001 through May 16, 2003 and reported on the financial statements of the Company for the years ended June 30, 2002 and 2001 Effective May 16, 2003, my appointment as principal accountant was terminated.

I have read the Company's statements included under Item 4 of its Form 8-K dated May 27, 2003, and I agree with such statements. Further, I am not in a position to agree or disagree with the firm of Singer Lewak Greenbaum & Goldstein LLP was not engaged regarding any matter requiring disclosure under Regulation S-K, Item 304(a)(2).

Very  truly  yours,


/s/  Jonathon  P.  Reuben  CPA

Jonathon  P.  Reuben,
Certified  Public  Accountant
Torrance,  CA  90505




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